Exhibit 99.1

To the shareholders of VectivBio Holding AG

Invitation to the Extraordinary General Meeting

Date and Time: Thursday, September 2, 2021, at 2:00 p.m. CEST / 8:00 a.m. EDT
Location: Headquarters of VectivBio Holding AG, Aeschenvorstadt 36, 4051 Basel, Switzerland

Dear Shareholders,

We are pleased to invite you to our Extraordinary General Meeting, which will be held on Thursday, September 2, 2021, at the offices of VectivBio Holding AG (the Company) at Aeschenvorstadt 36, 4051 Basel, and start at 2:00 p.m. CEST / 8:00 a.m. EDT (the Extraordinary General Meeting).

The Extraordinary General Meeting will be conducted in English. A record of the resolutions taken by the Extraordinary General Meeting will be available for inspection after the Extraordinary General Meeting on the Company's website at https://ir.vectivbio.com/events- and-presentations and at the Company's registered office at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Important notice regarding COVID-19

In view of the ongoing special situation involving the COVID-19 pandemic, and in accordance with the Ordinance 3 of the Swiss Federal Council regarding measures on combatting the coronavirus (COVID-19), the Extraordinary General Meeting will take place without the personal attendance of shareholders. Shareholders shall be represented at the Extraordinary General Meeting exclusively by the independent proxy. For information on how to issue your voting instructions to the independent proxy, please refer to the "Organizational Information" section at the end of this invitation.

We take the safety of our shareholders, directors, officers, employees and service providers seriously, and hope you understand the need for these measures.

Agenda and Proposals of the Board of Directors

1.Election of New Directors

1.1Election of Paul Rutherford Carter

The Board of Directors proposes to elect Paul Rutherford Carter as a new member of the Board of Directors for a term of office until completion of the 2022 Annual General Meeting of the Company.

Biographical information: Mr. Paul R. Carter served in senior executive roles for a decade at Gilead Sciences, most recently as Executive Vice President of Commercial Operations, leading Gilead’s launch and commercialization efforts globally. Previously, he worked for 15 years at GlaxoSmithKline (GSK), where he served in increasingly senior management roles in a number of territories, including as Head of International Business in Asia. Over the past five years, Mr. Carter has been involved with several public and private biopharmaceutical companies as a Board Member and Senior Advisor. He is a Fellow of the Chartered Institute of Management Accountants in the UK and holds a degree in Business Studies from the Ealing School of Business and Management.

1.2Election of Dr. Murray Willis Stewart

The Board of Directors proposes to elect Dr. Murray Willis Stewart as a new member of the Board of Directors for a term of office until completion of the 2022 Annual General Meeting of the Company.

Biographical information: Dr. Murray W. Stewart, DM, FRCP, is the Chief Medical Officer of Rhythm Pharmaceuticals, a biopharmaceutical company focused on the treatment of rare genetic disorders of obesity, and guided Imcivree® to FDA approval in November 2020. Prior to Rhythm, he was the Head of Research & Development at Novelion Therapeutics, where he oversaw global medical affairs for Juxtapid® and Myalept®, two marketed products for rare metabolic diseases. Previously, Dr. Stewart spent 18 years at GlaxoSmithKline (GSK), serving most recently as Chief Medical Officer, and formerly as Head of Metabolic Pathways and Cardiovascular Therapy and Clinical Head of Biopharm. Preceding his career in drug development, Dr. Stewart was a physician and received his Bachelor of Medicine and Doctor of Medicine from Southampton Medical School. He is a Fellow of the Royal College of Physicians.

Organizational Information

1.Admission to the Extraordinary General Meeting

As a result of the COVID-19 pandemic, the Extraordinary General Meeting will be held without the personal attendance of shareholders. Accordingly, shareholders may exercise their rights only through the independent proxy, as set out below. No shareholder may attend in person at the Extraordinary General Meeting.

2.Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register of the Company maintained by our share registrar and transfer agent, Computershare Trust Company N.A. (Computershare), as of August 6, 2021, at 10:00 p.m. CEST / 4:00 p.m. EDT (the Record Date), will be entitled to vote at the Extraordinary General Meeting. Shareholders who sell their shares prior to the Extraordinary General Meeting will not be able to vote those shares at the Extraordinary General Meeting. Shareholders who purchase shares between the Record Date and the completion of the Extraordinary General Meeting will not be able to vote those shares at the Extraordinary General Meeting.

Our Articles of Association provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 18% of the share capital recorded in the commercial register, the shares exceeding the 18% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with other parties) voting rights with respect to more than 18% of the share capital recorded in the commercial register, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 18% limit. Shareholders who held more than 18% of the share capital recorded in the commercial register prior to our initial public offering remain registered with voting rights for such shares. Shareholders may not exercise, directly or indirectly, alone or in concert with other parties, voting rights with respect to owned or represented shares in excess of the 18% limit.

These restrictions on registration or voting do not impact the trading of shares before, during or after the Extraordinary General Meeting.

3.Extraordinary General Meeting Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive this invitation to the Extraordinary General Meeting and a personalized proxy card (the Voting Materials) directly from Computershare. The Voting Materials will contain access information for the Computershare portal, by which Holders of

Record may give a proxy and voting instructions to the independent proxy, as well as information on voting by mail.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give voting instructions via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

This invitation to the Extraordinary General Meeting can also be accessed at www.edocumentview.com/VECT.

4.Voting Instructions to the Independent Proxy

Voting rights can only be exercised through the independent proxy, Buis Bürgi AG, Zurich, Switzerland. Shareholders may give a proxy and voting instructions to the independent proxy via Computershare or, if applicable, the portal designated by their broker or bank, prior to the Extraordinary General Meeting.

The independent proxy will be physically present at the Extraordinary General Meeting in order to vote on behalf of the shareholders from whom Computershare has received a valid proxy and voting instructions. Holders of Record who have timely submitted their proxy but have not specifically indicated how to vote their shares instruct the independent proxy to vote in accordance with the recommendations of the Company's Board of Directors with regard to the agenda item and proposals listed in this invitation to the Extraordinary General Meeting. If any modifications to the agenda item or the proposals identified in this invitation to the Extraordinary General Meeting, or other matters on which voting is permissible under Swiss law, are properly presented at the Extraordinary General Meeting for consideration, the Holders of Record and the Street Name Holders instruct the independent proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Company's Board of Directors.

Voting Instructions by Holders of Record

The Company recommends that Holders of Record give a proxy and voting instructions to the independent proxy electronically through the Computershare portal with the individual shareholder number (QR Code), or via phone. To do so, Holders of Record should follow the instructions given on the proxy card.

Holders of Record may also give a proxy and voting instructions to the independent proxy through Computershare by mail, using the proxy card. Holders of Record should send their completed and signed proxy card to Computershare at one of the following addresses:

By Mail:	By Overnight Delivery:
Computershare Investor Services	Computershare Investor Services
P.O. Box 505005	462 South 4th Street, Suite 1600
Louisville, KY 40233-5005	Louisville, KY 40202
United States of America	United States of America

Electronic voting instructions, voting instructions via phone and proxy cards must be received by Computershare no later than September 1, 2021, at 5:59 a.m. CEST / August 31, 2021, at 11:59 p.m. EDT.

Once received by Computershare, voting instructions may not be changed by the Holders of Record. Should Computershare receive voting instructions from the same Holder of Record both electronically and in writing, only the electronic instructions will be taken into account.

Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should observe the deadlines to submit voting instructions that are set in the instructions of their broker or bank or its designated agent.

5.Record of Resolutions

A record of the resolutions taken by the Extraordinary General Meeting will be available for inspection after the Extraordinary General Meeting on the Company’s website at https://ir.vectivbio.com/events-and-presentations and at the Company’s registered office at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Contact Address
VectivBio Holding AG
Aeschenvorstadt 36
4051 Basel
Switzerland

Investor Relations:
Graham Morell
+41 61 551 30 36
ir@vectivbio.com
http://www.vectivbio.com

Basel, August 12, 2021

VectivBio Holding AG

For the Board of Directors

/s/ Thomas Woiwode
Thomas Woiwode
Chairman of the Board of Directors